99.24

srk consulting

SRK Denver
7175 West Jefferson Avenue
Suite 3000
Lakewood, CO 80235

T: 303.985.1333
F: 303.985.9947

denver@srk.com
www.srk.com

CONSENT OF G. DANTE RAMIREZ-RODRIGUEZ

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Orion development project; and

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Orion development project and the properties described therein.

By: G. Dante Ramirez-Rodriguez, PhD, MMSAQP
Title: Principal Consultant (Mining)
Company: SRK Consulting (U.S.), Inc.

Date: March 28, 2012